UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended June 17, 2003	File No__0-49918__

First Point Minerals Corp.
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

1	Press Release dated April 16, 2003
2	Press Release dated April 24, 2003
3	Press Release dated May 06, 2003
4	Press Release dated May 31, 2003
5	Financial Statements for the First Quarter Ended March 31, 2003
6	Form 51-901F - Schedules A, B & C for the First Quarter Ended March 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒          FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp.
(Registrant)

Dated June 17, 2003	/s/ Peter Bradshaw, President and Director

Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	April 16th, 2003

First Point Expands Trenching
at Rio Luna Gold Property, Nicaragua.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to provide the following exploration update from the Rio Luna Epithermal Gold Property in Nicaragua. A recent compilation of historic data from wide spread rock sampling from outcrops and hand-dug trenches has returned up to 10.9 grams/tonne (g/t) gold and 15.5 g/t silver over 2 metres and 18.4 g/t gold and 213 g/t silver in grab samples with key values concentrated in four zones along the principal epithermal quartz vein. Recent work has extended the principal vein, which is now in excess of 5 km in length.

Hand trenching by First Point, along the principal epithermal vein structure is ongoing. Results from the first seven trenches include 4.5 g/t gold over 8 metres from the epithermal quartz vein and mineralized wallrock. Based on these results, systematic hand trenching, mapping and sampling of the veins is being expanded with 40 additional trenches along a 3.5 km strike length completed to date. The results from the new trenches are expected in the next 4 weeks. The full 5 km strike length will be trenched, mapped and sampled to define drill targets.

In addition, a systematic stream sediment survey has been completed over the 126 km2 concession to look for other mineralized structures and follow-up is in progress on several anomalies.

The Rio Luna property, which has never been systematically explored or drilled, is 75 km northeast of Managua. Access to the property is via a network of gravel roads from the town of Boaco located 10 km south of the property. Initial exploration of the Rio Luna Gold Property has identified a series of four epithermal quartz veins that occur within a 7 km2 area.

The Rio Luna Gold Property is well situated in a prolific gold mining district which contains the El Limon Gold Deposit with past production and reserves of 2.9 million ounces of gold and the La Libertad Deposit which has past production and reserves of 2.6 million ounces of gold. Both of these producing epithermal gold deposits are hosted in Tertiary volcanics of similar age to the Rio Luna Property.

First Point also announces that it has recently received a “solicitude” from the Nicaraguan Government which gives First Point the exclusive right to apply for a mineral concession on a 171 km2 property immediately south and contiguous with the Cacamuyá Gold property in Honduras. This property known as the “El Chaparrel” concession increases First Point’s land position surrounding the Cacamuyá Gold property to more than 310 km2.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter Bradshaw, President & CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	April 24th, 2003

First Point Announces New Discovery at Rio Luna,
Additional Work Commences at Cacamuyá.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce the discovery of 3 new quartz veins at the Rio Luna Epithermal Gold Property in Nicaragua. These veins occur 1 to 2 kilometers north of the previously announced mineralized structure, now called the El Paraíso structure, which as previously announced consists of 4 veins of which the longest is in excess of 5 km in length (April 16th, 2003 press release). These new veins were initially located by stream sediment sampling. To date, follow-up prospecting and mapping has traced these new quartz veins 800m, 800m and 400, respectively, for a total of 2 kilometers. These veins are very similar in style and width to the veins of mineralized El Paraíso structure to the south. Hand trenching, as well as detailed mapping and sampling will commence on these newly discovered veins once crews have complete the work currently being conducted on the El Paraíso structure.

At the Cacamuyá gold/silver property in Honduras, the Company is continuing to plan the next phase of drilling. Together with final data compilation and interpretation First Point has engaged the consulting services of Mr. John Chulick. Mr. Chulick was Exploration Manager at Meridian Gold’s El Peñón mine in Chile from 1997 until recently. From 2000 onwards his duties also included directing underground exploration within the mine. Mr. Chulick managed the program that led to the discovery in 1998 of the Quebrada Colorada zone, which contains more than 1 million ounces of gold. This was followed by discoveries of the Diablada, Vista Norte and other zones. Mr. Chulick’s services will be particularly useful in planning the most effective next phase of follow-up drilling on the very extensive D4/D5 – Carmen/Esperanza and Cerro Chachagua targets.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results to date, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	May 06, 2003

COMPLETION OF BHP BILLITON PRIVATE PLACEMENT.

Dr. Peter Bradshaw, President, announces the completion of a non-brokered private placement of common shares of the Company. The placement is with BHP Billiton World Exploration Inc. for 178,000 units at $0.42 per unit with each unit comprising one common share and one share purchase warrant. Each two share purchase warrants and $0.52 are exercisable for one share on or prior to April 28, 2004 or thereafter at $0.62 anytime prior to their expiry on April 28, 2005.

The proceeds will be used to fund a portion of the activities of the BHP Billiton – First Point Minerals Joint Venture in the Central American countries of El Salvador, Honduras and Nicaragua, as outlined in the Company’s news release dated February 27, 2003.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results to date, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	May 31, 2003

First Point Identifies Multiple Gold Vein Targets
and Expands Trenching Program at Rio Luna.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce results from the first phase of an ongoing trenching program on the Rio Luna Epithermal Gold Property in Nicaragua. To date, analytical results have been received for 46 hand trenches completed over 2.5 kilometers strike length along the El Paraíso vein system (see the Company’s website for a detailed map of trench locations). First Point is encouraged by initial results, which indicate that gold bearing veins are more widely distributed than originally thought and have encouraged the Company to expand the trenching program to fully evaluate the El Paraíso vein system.

The first phase of trenching covers the central portion of the El Paraíso vein system including the Santa Rita and Balsamo areas which, based on historical data, represent two of four key areas of gold mineralization in the vein system. Initial trenching has demonstrated that the El Paraíso vein system is continuous over the entire strike length. In addition, the first phase of trenching has consistently returned higher than anticipated gold grades in relation to historical data. This includes up to 4.5 grams/tonne gold over 8 meters width from trench TR-03 and 7.9 grams/tonne gold over 5.9 meters, which includes 21.1 grams/tonne gold over 1.9 meters in trench TR-00 in the Santa Rita area. Significant results in the Balsamo area include 6.0 grams per tonne gold over 5.2 meters, which includes 11.7 grams/tonne gold over 2.2 meters in trench TR-35 and 4.2 grams/tonne gold over 5 meters in trench TR-38. Highlights from the first phase of trenching are presented in the table below.

Trench	Area	Average Gold Grade	True Width
		(grams per tonne)	(meters)

TR-00		7.9	5.9
incl.		21.1	1.9
TR-01	Santa Rita	3.6	2.9
TR-02	Area	3.1	2.2
TR-03*		4.5	8.0
TR-04		4.0	1.8

TR-26		4.0	3.3
TR-27	Balsamo East Area	3.4	8.0
incl.		8.8	2.5

TR-35		6.0	5.2
incl.		11.7	2.2
TR-37		4.2	1.5
TR-38	Balsamo Area	4.2	5.0
incl.		9.4	1.8
TR-39		5.4	1.0
TR-41		2.7	2.0

* Trench previously reported in March 10, 2003 press release.

Trenching indicates that the mineralized intervals are much wider than anticipated, averaging 2.8 meters and locally up to 8 meters true width. Increased widths are attributed to gold bearing quartz veinlets that extend for several meters away from the veins in argillically altered andesite. Where low grade gold values were encountered between the Santa Rita and Balsamo areas, vein textures are thought to reflect higher levels of the epithermal system and above the level of gold mineralization. This is further supported by the fact that the Santa Rita and Balsamo areas are topographically lower than the intervening ground. In addition, detailed mapping indicates that the El Paraíso vein system includes the central southeast striking, subvertical Anillo vein which is bounded by one or more subparallel veins in the Santa Rita and by a network of southeast and east-west striking, subvertical veins in the Balsamo Area.

Trenching was also completed on the La Mina vein located 500 meters northwest of the Balsamo area. In contrast to the El Paraíso vein system, the La Mina vein strikes northeast and dips steeply to the southeast. Of the five trenches excavated along the La Mina vein, three exposed the vein and returned up to 0.5 grams/tonne gold over 3.1 meters in trench TR-46. Additional trenching is planned towards the projected intersection of the La Mina and the El Paraíso vein system.

The second phase of trenching commenced in early May and includes an additional 40 to 50 hand trenches covering the strike continuation of the El Paraíso vein system to the southeast of the Santa Rita and northwest of the Balsamo area. Trenching is currently evaluating the Filadefia area, located 1.5 kilometers southeast of the Santa Rita Area, where trenching by a previous operator returned up to 10.9 grams/tonne gold and 15.5 grams/tonne silver over 2 meters. The network of veins within the Balsamo area and several newly discovered veins located 1 to 2 kilometers north of the El Paraíso vein system will also be trenched. Results from the second phase of trenching are anticipated in 4 to 6 weeks. Given the number and strike length of targets being developed at Rio Luna, trenching is anticipated to continue through to the fall, and results will be used to define diamond drill targets.

At First Point’s Cacamuyá gold/silver property in Honduras, Dr. Peter Bradshaw and Mr. John Chulick, former Exploration Manager at Meridian Gold's El Peñón mine in Chile, have recently completed a property tour. Mr. Chulick’s recommendations for future exploration at Cacamuyá are anticipated by mid-June.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, please view: www.firstpointminerals.com or phone Peter Bradshaw, President & CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

FORM BC 51 - 901F
QUARTERLY REPORT

Incorporated as part of:	☒	Schedule A
	☐	Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	March 31, 2003

DATE OF REPORT	May 28, 2003

CONTACT PERSON FOR ISSUER	Robert A.Watts, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts" ROBERT A. WATTS DIRECTOR May 28, 2003 DATE SIGNED	"Peter M.D. Bradshaw" PETER M.D. BRADSHAW DIRECTOR May 28, 2003 DATE SIGNED

FIRST POINT MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and December 31, 2002

ASSETS
	March 31	December 31
	2003	2002

	(Unaudited)	(Audited)
CURRENT
Cash	$725,148	$946,333
Accounts and advances receivable	36,980	59,052
Prepaid expenses and deposits	14,980	24,242

	777,108	1,029,627

FUNDS IN TRUST (Note 8)	59,851	59,851
CAPITAL ASSETS (Note 3)	33,218	29,242
MINERAL PROPERTIES (Note 4)	3,054,147	2,738,686

	$3,924,324	$3,857,406

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$17,473	$7,097

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	8,173,911	8,015,161
DEFICIT	(4,267,060)	(4,164,852)

	3,906,851	3,850,309

	$3,924,324	3,857,406

APPROVED BY THE DIRECTORS:

Robert A. Watts	Peter M.D. Bradshaw

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months ended March 31

	Three Months
	Ended March 31

	2003	2002

	(Unaudited)	(Audited)
REVENUE
Interest	$5,061	$963
Other income	-	-

	5,061	963

EXPENSES
Accounting and audit	1,160	2,900
Amortization	1,628	1,296
Communication	714	1,998
Legal	-	-
Management fees	9,600	7,500
Office and administration	3,218	1,403
Rent	4,253	2,691
Travel and promotion	12,757	8,750
Trust and filing fees	5,640	12,781
Wages	9,457	12,675
General exploration	64,037	12,596

	112,464	64,590

LOSS BEFORE OTHER ITEMS	(107,403)	(63,627)
LOSS ON FOREIGN EXCHANGE	5,195	(676)
WRITE-OFF OF MINERAL EXPLORATION	-	-

NET LOSS FOR THE PERIOD	(102,208)	(64,303)

DEFICIT, BEGINNING OF PERIOD	(4,164,852)	(3,582,946)

DEFICIT, END OF PERIOD	$(4,267,060)	$(3,647,249)

LOSS PER SHARE (Note 6)	$(0.00)	$(0.00)

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION

For the three months ended March 31

	Three Months
	Ended March 31

	2003	2002

	(Unaudited)	(Audited)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$(102,208)	$(64,303)
Add items not involving cash:
Amortization	1,628	1,296
Write-off of mineral properties		-

	$(100,580)	$(63,007)

Changes in non-cash working capital components:
Accounts receivable	(22,072)	(17,984)
Prepaid expenses	9,262	(14,029)
Accounts payable and accrued liabilities	10,376	41,706

	(58,870)	(53,314)

FINANCING ACTIVITIES
Common shares issued for cash	158,750	233,575

INVESTING ACTIVITIES
Mineral exploration	(315,461)	(106,239)
Purchase of capital assets	(5,604)	-

	(321,065)	(106,239)

NET CASH (USED) DURING PERIOD	(221,185)	74,022

CASH, BEGINNING OF PERIOD	946,333	198,936

CASH, END OF PERIOD	$725,148	272,958

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
March 31, 2003 and 2002

1.

NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and their related deferred costs is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in their underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, First Point US Minerals Inc., incorporated in the State of Delaware, U.S.A., First Point International Corporation, incorporated in Barbados, First Point Honduras S.A. de C.V., incorporated in Honduras and First Point Nicaragua, S.A. incorporated in Nicaragua.

Mineral Properties and Deferred Costs

The cost of mineral properties and related exploration and development expenditures are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration and the fair market value of shares as they are issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year except for non-monetary expenses which are at the rates used for the translation of the related assets; foreign exchange translation gains and losses are included in earnings.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
March 31, 2003 and 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Uncertainty and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations. Actual results could differ from these estimates.

Stock Option Plan

The Company has a discretionary stock option plan for which no compensation expense is recognized when the stock options are granted to directors, officers, employees or advisors. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares is credited to capital stock.

3.	CAPITAL ASSETS

		March 31, 2003		December 31, 2002

		Accumulated	Net Book
	Cost	Amortization	Value	Net Book Value
	$	$	$	$
Computer	31,767	20,308	11,459	7,053
Office furniture and
equipment	69,760	48,001	21,759	22,189

	101,527	68,309	33,218	29,242

4.

MINERAL PROPERTIES

CENTRAL AMERICA

Cedros Property - Honduras

The Company has an option agreement to acquire a 100% interest in three mineral concessions and permits in the Cedros region. To earn its interest, the Company must issue 225,000 common shares to the vendor (none issued to date) and keep the property title in good standing during the option period.

Cacamuyá Property - Honduras

First Point holds an option from Minera BMG, a wholly owned subsidiary of Newmont Mining Corporation ("Newmont") to earn its 60% interest in the property by spending US$1,000,000 in exploration (US$988,174 spent to date) and issuing 700,000 common shares (200,000 issued to date) by July 2004. Newmont will retain a 0.6% NSR.

The company has entered into an agreement to purchase Breakwater Resources Ltd.'s ("Breakwater") 40% interest in the property by issuing Breakwater 500,000 First Point common shares. Breakwater will retain a Net Smelter Return (NSR) on the property ranging from 0.4% at $325/ounce gold and rising to a maximum of 1.2% at $400/ounce gold.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
March 31, 2003 and 2002

4.

MINERAL PROPERTIES (continued)

Rio Luna Property - Nicaragua

The company has an option agreement to acquire a 100% interest in this property from Novaterra Resources Inc. ("Novaterra"). To maintain the option, First Point must make option payments to Novaterra of U.S. $7,500 and 15,000 common shares of the Company prior to the first anniversary date of the agreement (December, 2003), U.S. $10,000 prior to the second anniversary date and 60,000 common shares of the Company prior to or on the third anniversary date.

Exploration Agreement - El Salvador, Honduras and Nicaragua

In early 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. ("BHP B") whereby both parties are to contribute on a 50/50 basis U.S. $200,000 to an exploration program in the three Central American countries.

5.	SHARE CAPITAL Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common	$
	Shares
Common shares:
Issued at December 31, 2002	22,839,954	8,015,161

Exercise of options	50,000	16,000
Exercise of warrants	566,000	142,750

	616,000	158,750

Issued at March 31, 2003	23,455,954	8,173,911

Stock Options

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended March 31, 2003 would be as follows:

Net loss for the period
As reported	$102,208)
Compensation expense	7,250)

Pro-forma net loss for the year	109,458)

Loss per share
As reported	$(0.00)
Pro-forma	(0.00)

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
March 31, 2003 and 2002

5.

SHARE CAPITAL (continued)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 2 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated, as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS During the period, the Company remunerated a member of the Board of Directors for administrative services in the amount of $9,600 (2002 - $7,500).

8.	FUNDS IN TRUST The Company has a trust account, which holds $59,085.00, the equivalent of six months salary to an officer.

9.	LEASE OBLIGATION The Company entered a five-year lease agreement, expiring June 30, 2007, to rent office space for $3,632 per month.

10.	SUPPLEMENTARY NOTES As at May 28, 2003, there are 23,642,954 common shares outstanding.

FORM BC 51 - 901F
QUARTERLY REPORT

Incorporated as part of:	☐	Schedule A
	☒	Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	March 31, 2003

DATE OF REPORT	May 28, 2003

CONTACT PERSON FOR ISSUER	Robert A.Watts, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts" ROBERT A. WATTS DIRECTOR May 28, 2003 DATE SIGNED	"Peter M.D. Bradshaw" PETER M.D. BRADSHAW DIRECTOR May 28, 2003 DATE SIGNED

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report March 31, 2003

1. Schedule of Exploration Expenditure:

First Point Minerals Corp.
Schedule of Exploration Expenditure
Three Months to March 31, 2003

	Mineral Properties			General Exploration		TOTAL
	Honduras	Nicaragua	BHP B	Canada	Foreign

Balance at December 31,2002	$2,710,304	$28,382	$-	$-	$-	$2,738,686

Property payments	2,273	-	-	-	-	2,273
Drilling	196,465	-	-	-	-	196,465
Food and accomodation	2,466	1,216	-	-	2,419	6,101
Labour	15,771	8,200	-	-	155	24,126
Field office	2,449	227	-	-	41	2,717
Supplies	1,590	933	-	-	563	3,086
Transport and freight	5,927	4,537	-	70	3,820	14,354
Assaying and analysis	2,741	3,110	-	-	-	5,851
Computer usage	1,880	170	130	-	1,510	3,690
Environment and reclamation	203	-	-	-	-	203
Geological services	40	1,384	3,075	-	10,412	14,911
Legal and accounting	13	-	-	-	-	13
Office and communications	200	140	187	-	195	722
Salaries and benefits	31,062	2,791	1,998	2,017	36,284	74,152
Travel and accomodation	1,115	48	-	240	1,584	2,987
Administration	20,876	1,814	430	185	4,542	27,847

	285,071	24,570	5,820	2,512	61,525	379,498

Less: Written off	-	-	-	2,512	61,525	64,037

Balance at March 31, 2003	$2,995,375	$52,952	$5,820	$-	$-	$3,054,147

2.  See Note 7 to the financial statements.

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report March 31, 2003

3.	During the three months ended March 31, 2003:

	(a)	Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price $	Total Proceeds	Consideration
Jan 14, 2003	Common Shares	Warrant Exercise	30,000	0.25	7,500	Cash
Jan 22, 2003	Common Shares	Warrant Exercise	511,000	0.25	127,750	Cash
Feb 27, 2003	Common Shares	Option Exercise	50,000	0.32	16,000	Cash
Mar 10, 2003	Common Shares	Warrant Exercise	25,000	0.30	7,500	Cash

__616,000__	__$158,750__

	(b)	Summary of options Granted: A stock option for 50,000 shares was granted in February, 2003. It has a term of two years with an exercise price of $0.53.

4.	As at March 31, 2003:

	(a)	Authorized Capital: Unlimited Common Shares without par value and an unlimited number of first and second preferred shares.

	(b)	Issued and outstanding: 23,455,954 Common Shares for a net consideration of $ 8,173,911.

	(c)	Summary of warrants and stock options outstanding at March 31, 2003:

Type of Issue Stock	Number Outstanding	Exercise Price $	Expiry Date
Options	620,000 199,000 315,000 75,000 305,000 50,000 50,000 460,000 50,000 100,000 _50,000 2,274,000	0.39 0.45 0.50 0.19 0.20 0.55 0.53 0.55 0.32 0.20 0.53	December 07, 2004 February 16, 2004 June 27, 2005 January 16, 2007 January 22, 2007 May 01, 2005 June 04, 2007 June 27, 2007 August 01, 2004 December 12, 2007 February 27, 2005

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report March 31, 2003

4.	As at March 31, 2003:

	(c)	Summary of warrants and stock options outstanding at March 31, 2003: (continued)

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Warrants	1,375,000 125,000 1,600,000 82,987 3,182,987	0.30 0.30 0.35 0.65	December 12, 2003 January 04, 2004 May 12, 2004 July 02, 2004

	(d)	Total Shares in escrow or subject to pooling: None.

5.	List of Directors as at date of this report:

Peter M. D. Bradshaw	President, CEO and Director
Robert A. Watts	CFO and Director
William H. Myckatyn	Director
Rod W. Kirkham	Corp. Secretary and Director
Patrick J. Mars	Director

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Three Months Ended March 31, 2003

Description of Business

First Point Minerals is a Canadian exploration company incorporated in Alberta and listed on the TSX Venture Exchange. The Company focuses its activities on mineral exploration for precious metals and base metals in the Americas, chiefly in the countries of El Salvador, Honduras and Nicaragua in Central America.

Discussion of Operations and Financial Condition

In Honduras:

During the year the company continued to advance the Cacamuyá gold-silver property in southern Honduras by carrying out a total of 20 drill holes which were a combination of reverse circulation and core drilling. The drilling was all carried out in the D4, D5 and Cerro Chachagua area as a follow-up of earlier drilling and mechanical trenching. This work demonstrated that the mineralized quartz veins in the D4 and D5 are trend east-west, parallel to Cerro Chachagua and that both the D4 and D5 zones fall within a zone of multiple quartz veins approximately 180 wide. Work to date has defined this corridor as 180m wide and 1,200m long with up to 6 zones of quartz veining, plus related stockwork veining and disseminated mineralization. Detailed structural and alteration mapping plus the recently completed shallow drilling, to an average depth of 46m, indicate the current level of exploration is in the upper portions of an epithermal system. It is anticipated that the mineralization will coalesce at depth into focused bonanza grade veins.

At Cerro Chachagua, drilling intersected a quartz vein with 5.3 g/t gold over 2.8m from 54.8 to 57.6m down the hole in D24, and 8.6 g/t gold over 1.5m from 24.4 to 25.9m down the hole in D25, in both cases where the vein is hosted in or near the Cerro Chachagua intrusive. Step out holes beyond the 700m long intrusive have demonstrated that the vein is probably faulted down beyond the intrusive boundaries. Deeper drilling is required over the currently defined 700m strike length of the Cerro Chachagua intrusive.

Due to the very depressed price of zinc, exploration was focused on the Company’s precious metal properties and as a result there was no significant exploration activity on the Cedros silver-zinc property.

In Nicaragua:

In December 2002, the Company entered into an option to purchase agreement to acquire a 100% interest in the Rio Luna gold property in Nicaragua. Surface work and mapping commenced on this property in early 2003. A recent compilation of historic data from wide spread rock sampling from outcrops and hand-dug trenches has returned up to 10.9 grams/tonne (g/t) gold and 15.5 g/t silver over 2 metres and 18.4 g/t gold and 213 g/t silver in grab samples with key values concentrated in four zones along the principal epithermal quartz vein. Recent work has extended this zone, which is now in excess of 5 km in length.

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Three Months Ended March 31, 2003

Discussion of Operations and Financial Condition (continued)

Hand trenching along the principal epithermal vein structure at Rio Luna is ongoing. Results from the first seven trenches include 4.5 g/t gold over 8 metres from the epithermal quartz vein and mineralized wall rock. Based on these results, systematic hand trenching, mapping and sampling of the veins is being expanded with 40 additional trenches along a 3.5 km strike length completed to date. Assays of these trench samples have not yet been received. The full 5 km strike length will be trenched, mapped and sampled to define drill targets.

In addition, a systematic stream sediment survey has been completed over the 126 km2 Rio Luna concession to look for other mineralized structures and follow-up is in progress on several anomalies.

The Rio Luna property, which has never been systematically explored or drilled, is 75 km northeast of Managua. Access to the property is via a network of gravel roads from the town of Boaco located 10 km south of the property. Initial exploration of the Rio Luna Gold Property has identified a series of four epithermal quartz veins that occur within a 7 km2 area.

First Point also recently received a “solicitude” from the Nicaraguan Government which gives First Point the exclusive right to apply for a mineral concession on a 171 km2 property immediately south and contiguous with the Cacamuyá Gold property in Honduras. This property known as the “El Chaparrel” concession increases First Point’s land position surrounding the Cacamuyá Gold property to more than 310 km2.

The company formed a local 100% owned Nicaraguan entity “First Point Nicaragua S.A.” as the first step in commencing the application process for mineral title for ground in Nicaragua.

BHP Billiton Joint Venture

In this quarter First point entered into an exploration and property option agreement with BHP Billiton to explore for large porphyry copper-gold deposits in three Central American countries, Honduras, Nicaragua and El Salvador.

Under the terms of the agreement both parties will contribute on a 50/50 basis to an exploration program totalling US$200,000; BHP Billiton’s share is US$50,000 in cash and a private placement of 178,000 units of the Company at $0.42 per unit for proceeds of US$50,000. Each unit consists of one common share and one-half common share purchase warrant, each full warrant will entitle BHP Billiton to purchase one additional common share at an exercise price of $0.52 at any time prior to April 28, 2004 and $0.62 prior to the expiry of the warrant on April 28, 2005. This program will be managed by First Point and is anticipated to be completed within one year.

A 50/50 joint venture will be formed on each copper-gold property selected by BHP Billiton, who will then have the option of earning a further 10% in each joint venture by spending, within 3 years, a further US$1,000,000.

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Three Months Ended March 31, 2003

Discussion of Operations and Financial Condition (continued)

BHP Billiton Joint Venture

If agreed by both parties, any joint venture can enter a second exploration phase totalling US$2,000,000 will be split 60/40 BHP Billiton/First Point. Thereafter BHP Billiton can earn a further 10% interest by advancing the project to feasibility. First Point’s 30% interest would be carried through to completion of a feasibility study. If gold/silver only projects are generated by this work they can be retained 100% by First Point Minerals Corp. These are defined as projects in which gold plus silver is greater than 75% of the economic value of the deposit.

All First Point’s current properties are excluded from this agreement. These include the Cacamuyá gold-silver and Cedros zinc-silver properties in Honduras and the Rio Luna gold property in Nicaragua.

Results of Operations, Financial Condition and Liquidity

The most significant costs during the period were incurred on project exploration on the Cacamuya property in Honduras, the Rio Luna property in Nicaragua and on generative exploration in Peru of $281,000, $24,000 and $39,000 respectively. Administration costs for the current period of $48,000 were similar to the first quarter of 2002 after excluding general exploration costs.

The activities were principally funded by drawing down cash balances by $221,000, by the exercise of warrants and options by shareholders, by the realization of accounts receivable and prepaid expenses of $31,000 and by the build up of accounts payable by $10,000 during the period. At quarter-end the balance of working capital was $760,000 compared to $1,023,000 at December 31, 2002.

As at March 31, 2003 the Company had 23,455,954 common shares issued and outstanding (28,912,941 common shares on a fully diluted basis).

The ability to meet its ongoing obligations is dependent on the Company raising funds by the issue of equity. All of the Company’s short and medium term operating and exploration expenditures must be derived from such equity funding or from entering into farm-out or joint ventures with major mining companies. In the future, should market conditions limit the amount of funds available for planned ongoing activities, the Company will review its exploration holdings and work programs to prioritize project expenditures.

Financing Activities

In the three months ended March 2003, 566,000 share purchase warrants were exercised by shareholders at $0.25 each, 25,000 warrants were exercised at $0.30 each and 50,000 stock options were exercised at $0.32 per share to provide $158,750 to working capital.

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Three Months Ended March 31, 2003

Subsequent Events

On April 29, 2003 the Company issued 178,000 units by private placement to BHP Billiton World Exploration Inc. at $0.42 per unit to realize $74,760 (the equivalent of US$50,000). The units are comprised of 178,000 common shares and 89,000 share purchase warrants with each warrant exercisable for one common share at $0.52 during the first year and $0.62 on or prior to their expiry on April 29, 2005. Funds from this placement will be used as part of First Point’s obligation to fund its 50% share of the exploration joint venture with BHP Billiton.